UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2001
OR
☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___ to ___

Commission file number 1-35

Full title of the plan and the address of the plan, if different from that of the issuer named below:
GE Savings and Security Program

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06431

Required Information

A. Financial Statements and Schedule:		Page

Independent Auditors' Report		3

Financial Statements:
	Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000	4
	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2001 and 2000	5

Notes to Financial Statements		6-11

Supplemental Schedule:
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) As of December 31, 2001	12-19

B. Exhibits

23	Consent of Independent Auditors*

99(a)	GE S&S Program Mutual Funds 2001 Annual Report (incorporated by reference to the General Electric S&S Program Mutual Fund Form N-30D for the year
	ended December 31, 2001, as filed with the Commission on February 28, 2002)

99(b)	GE Institutional International Equity Fund 2001 Annual Report (incorporated by reference to the GE Institutional Funds Form N-30D for the year ended September 30, 2001,
	as filed with the Commission on November 30, 2001)

*Filed electronically herewith.

Signatures

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Savings and Security Program

(Name of Plan)

Date: June 24, 2002	/s/ Philip D. Ameen

Philip D. Ameen Vice President and Comptroller

GE SAVINGS AND SECURITY PROGRAM

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

GE SAVINGS AND SECURITY PROGRAM

December 31, 2001 and 2000

Table of Contents

Page Number(s)

Independent Auditors' Report	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2001 and 2000	5

Notes to Financial Statements	6-11

Supplemental Schedule: (i)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) As of December 31, 2001	12-19

(i) Schedules required by Form 5500 that are not applicable have not been included.

Independent Auditors' Report

General Electric Company, as administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
May 9, 2002

GE SAVINGS AND SECURITY PROGRAM

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

(in thousands)

Assets	2001	2000

Investments at fair value (note 3)	$25,542,340	$29,841,338
Accrued dividends and interest	84,783	79,685
Other assets	501	3,417

Total assets	25,627,624	29,924,440

Liabilities

Liability for collateral deposits (note 3)	229,833	61,153
Other liabilities	6,635	7,171

Total liabilities	236,468	68,324

Net assets available for plan benefits	$25,391,156	$29,856,116

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2001 and 2000

(in thousands)

	2001	2000

Additions (reductions) to net assets attributed to:
Investment income:
Net depreciation in fair value of investments (note 3)	$(4,004,189)	$(1,727,877)

Interest and dividend income:
General Electric Company common stock	311,725	276,075
Registered investment companies	171,317	368,700
Interest	126,539	160,240

	(3,394,608)	(922,862)

Contributions:
Employee	805,642	794,170
Employer	273,890	259,157

	1,079,532	1,053,327

Total (reductions) additions	(2,315,076)	130,465

Deductions from net assets attributed to:
Participant withdrawals	(2,149,884)	(2,603,703)

Net decrease	(4,464,960)	(2,473,238)

Net assets available for plan benefits:
Beginning of year	29,856,116	32,329,354

End of year	$25,391,156	$29,856,116

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of the Plan

GE Savings and Security Program (the "Plan") is a defined contribution plan sponsored by General Electric Company. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Trustees of the Plan are officers of GE Asset Management Incorporated ("GEAM"), a wholly owned subsidiary of General Electric Company. GEAM is investment advisor to the Plan and provides investment management services, except for the investments in General Electric Company common stock and United States Savings Bonds. State Street Corporation and The Bank of New York are the primary custodians for Plan assets.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the "Plan Document"). Information concerning the Plan, including benefits, vesting provisions and effects of plan termination is included in plan handbooks and other material distributed to participants.

Employee Contributions and Investment Funds

Eligible employees of General Electric Company and its participating affiliates may participate in the Plan by investing a portion of their earnings (generally up to 7% with employer partial matching and an additional 10% without any employer matching) in one or more of the following funds or investments generally through a trust established to administer the investment of program funds:

(a)    General Electric Company common stock (the "GE Stock Fund" or "GE common stock").

(b)    S&S Long Term Interest Fund (the "LT Fund") – a registered investment company that invests primarily in a diversified portfolio of investment grade debt securities, such as U.S. Government securities, mortgage backed securities, asset-backed securities, corporate bonds and money market instruments.

(c)    S&S Program Mutual Fund (the "Mutual Fund") – a registered investment company that invests primarily in a diversified portfolio of equity securities of U.S. companies.

(d)    GE Institutional International Equity Fund (the "INT Fund") – a registered investment company that invests primarily in a diversified portfolio of equity securities of companies in countries other than the U.S.

(e)    S&S Short Term Interest Fund (the "ST Fund") – invests primarily in a diversified portfolio of investment grade debt securities, such as U.S. Government securities, mortgage backed securities, asset-backed securities, corporate bonds and money market instruments.

(f)    S&S Money Market Fund (the "MM Fund") – invests primarily in short-term, U.S. dollar denominated money market instruments and other debt instruments that mature in one year or less.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2001 and 2000

(g)    United States Savings Bonds ("U.S. Bond Fund") – consists of individual participants' investments in U.S. Savings Bonds. Pending accumulation of sufficient individual funds, investments are made in short-term money market instruments. Only participant after-tax contributions may be invested in the U.S. Bond Fund.

Participants may elect, up to twelve times a year, to switch their investment in an investment fund to another investment fund or split the amount equally between two other investment funds. The U.S. Bond Fund does not accept switches from other investment funds and U.S. Savings Bonds purchased with after-tax contributions after 1988 cannot be switched to another investment.

The Internal Revenue Code sets out maximum limits on participant pre-tax contributions. The limit was $10,500 for 2001 and 2000.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees' contributions of up to 7% of their earnings which may be invested at the election of the participant in any one of the investment funds except for the U.S. Bond Fund.

Rollovers and Transfers from Other Qualifying Plans

Subject to General Electric Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2001 and 2000, transfers from other qualifying plans or arrangements accounted for $41.5 million and $72.0 million, respectively, which are shown as employee contributions in the statements of changes in net assets available for plan benefits.

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments and currently employed participants may make up to seven withdrawals per year or certain hardship withdrawals from their participant accounts. Partial payments on termination are generally limited to four per year and a minimum of $500 each.

Loans to Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, such loans cannot exceed the lesser of 50% of the participant's available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, as published by Moody's Investors Service.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2001 and 2000

A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

In the event of a loan default, the Plan will report the outstanding loan balance as a withdrawal.

Vesting

Participants are fully vested in their employee and employer contributions.

Plan Termination and Amendment

Although General Electric Company has not expressed any intent to do so, it has the right under the Plan (subject to applicable contractual requirements) to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to the Plan provisions. General Electric Company also has the right under the Plan (subject to applicable contractual requirements) to amend or replace it for any reason.

Administrative and Investment Advisory Costs

Administrative costs of the plan are generally borne by General Electric Company. As investment adviser, GEAM is reimbursed for its costs incurred or receives a management fee for providing investment advisory services to the registered investment companies.

(2) Summary of Significant Accounting Policies

(a)    Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)    Investments

Plan investments are stated at fair value. General Electric Company common stock is valued at the New York Stock Exchange closing price. Investments in registered investment companies are valued at the closing price on NASDAQ. Long-term U.S. government, agency and corporate debt, notes, bonds, and loans secured by mortgages are valued at current quoted market prices. Loans to participants bear interest at market rates and cost plus accrued interest approximates fair value. Short-term money market instruments, U.S. government, agency and corporate notes are valued at amortized cost, which approximates fair value. U.S. Savings Bonds are valued at the current cash redemption value published by the U.S. Treasury Department.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2001 and 2000

Investment transactions are recorded on a trade date basis. Dividends on General Electric Company common stock are recorded as of the record date. Interest income is earned from settlement date and recognized on the accrual basis.

The LT Fund may use various financial instruments, particularly forward foreign currency contracts, options, and futures, commonly referred to as derivatives, to manage its risk. The LT Fund does not engage in market-making or other speculative activities in the derivatives markets. Established practices require that derivative financial instruments relate to specific asset, liability, or equity transactions or to currency exposures. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the LT Fund which are distributed annually to participants.

(c)    Accounting Change

At January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.  Prior to adoption, the Plan's derivatives, if any, were carried at fair value.  As a result, the adoption of SFAS No. 133 had no impact on the Plan's financial statements.

(d)    Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2001 and 2000

(3) Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 2001 and 2000:

	Number of shares	Fair Value

2001		(in thousands)

GE common stock	466,575,268	$18,700,696
S&S Long Term Interest Fund	147,693,485	1,661,537
S&S Program Mutual Fund	52,800,240	2,324,791

2000

GE common stock	481,758,262	$23,094,771
S&S Long Term Interest Fund	143,263,464	1,585,927
S&S Program Mutual Fund	52,503,290	2,607,317

The Plan's investments (depreciated) appreciated as follows:

	2001	2000

	(in thousands)
GE common stock	$(3,726,681)	$(1,514,192)
S&S Long Term Interest Fund	25,511	51,271
S&S Program Mutual Fund	(298,726)	(240,732)
GE Institutional – International Equity Fund	(31,306)	(42,943)
U.S. Savings Bonds	7,975	8,541
Other Investments	19,038	10,178

	$(4,004,189)	$(1,727,877)

The ST Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, the ST Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. The ST Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The ST Fund monitors the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $229.8 million and $61.2 million at December 31, 2001 and 2000, respectively. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan's financial statements.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2001 and 2000

Audited financial statements of the LT Fund, the Mutual Fund and the INT Fund are distributed annually to participants.

The Plan offers a number of investment options including GE common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across seven participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Stock Fund and the U.S. Bond Fund, which invest in securities of a single issuer.

(4) Tax Status

The Internal Revenue Service has notified General Electric Company by a letter dated April 30, 2002, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, counsel for the Plan has no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and General Electric Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(5) Plan Amendments

The Plan was amended primarily to comply with the requirements of the Economic Growth and Tax Relief Reconciliation Act in 2001. The amendments are generally effective January 1, 2002.

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2001

Description

Employer Securities		Cost	Market

Corporate Stocks - Common

* GENERAL ELECTRIC COMPANY	(466,575,268 shares)	$9,933,912,834	$18,700,696,426

Registered Investment Companies **

S&S LONG TERM INTEREST FUND	(147,693,485 shares)	1,669,488,815	1,661,537,295

S&S PROGRAM MUTUAL FUND	(52,800,240 shares)	2,572,867,743	2,324,790,765

GE INSTITUTIONAL - INTERNATIONAL EQUITY FUND	(13,362,819 shares)	166,011,626	121,868,459

Total Registered Investment Companies		4,408,368,184	4,108,196,519

See accompanying notes to Schedule of Assets on page 19.

(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2001

Description	Rate of Interest	Maturity	Cost	Market

Short-Term Money Market Instruments

Interest Bearing Cash

ABBEY NATIONAL BANK	1.900%	01/25/2002	$ 9,000,000	$ 9,000,000
ABBEY NATL TREASURY	2.170	01/25/2002	40,600,000	40,600,000
BANK NOVA SCOTIA	1.850	03/04/2002	39,870,000	39,870,000
BANK OF MONTREAL	2.270	01/10/2002	2,000,000	2,000,000
BANK OF MONTREAL	2.310	01/10/2002	45,340,000	45,340,000
BARCLAYS US FUNDING CORP.	1.870	02/08/2002	47,905,253	47,905,253
BAYERISCHE HYPOTHEKEN BANK	2.000	01/14/2002	4,000,000	4,000,000
BAYERISCHE HYPOTHEKEN BANK	2.320	01/14/2002	46,120,000	46,120,000
CANADIAN IMPERIAL BANK OF COMMERCE	1.870	02/28/2002	47,770,000	47,770,000
CITICORP	1.790	01/14/2002	43,152,089	43,152,089
CREDIT SUISSE	1.810	01/11/2002	43,158,290	43,158,290
DEUTSCHE BANK AG	1.965	01/22/2002	3,995,415	3,995,415
DEUTSCHE BANK AG	2.250	01/22/2002	46,600,000	46,600,000
DEXIA BANK NY	1.800	03/19/2002	36,000,000	36,000,000
GOLDMAN SACHS GROUP LP	1.900	01/23/2002	16,081,306	16,081,306
GOLDMAN SACHS GROUP LP	2.250	01/23/2002	35,750,775	35,750,775
JP MORGAN CHASE	2.020	02/19/2002	49,862,528	49,862,528
MORGAN STANLEY DEAN WITTER	1.800	01/18/2002	42,413,917	42,413,917
NATIONAL AUSTRALIA FUNDING CORP.	2.010	02/27/2002	50,807,788	50,807,788
ROYAL BANK OF CANADA	1.950	01/28/2002	4,000,000	4,000,000
ROYAL BANK OF CANADA	2.089	01/28/2002	46,327,303	46,327,303
SAN PAOLO U.S. FINANCE COMPANY	1.880	01/04/2002	29,995,300	29,995,300
SOCIETE GENERAL NORTH AMERICA INC	1.770	03/25/2002	44,736,689	44,736,689
TORONTO-DOMINION BANK	1.920	01/14/2002	3,100,000	3,100,000
TORONTO-DOMINION BANK	2.310	01/14/2002	46,980,777	46,980,777
UBS FIN INC	1.800	01/02/2002	39,048,048	39,048,048

Total Interest Bearing Cash			864,615,478	864,615,478

Other **

GEI SHORT TERM INVESTMENT FUND	Variable	N/A	188,828,692	188,828,692

Total Short-Term Money Market Instruments			1,053,444,170	1,053,444,170

See accompanying notes to Schedule of Assets on page 19.

(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2001

Description	Rate of Interest	Maturity	Cost	Market

U.S. Government Securities

U.S. Government and Agency Debt Obligations

FEDERAL FARM CREDIT BANK	4.460%	02/04/2002	$11,083,489	$11,083,489	(a)
FEDERAL HOME LOAN BANK	4.900	02/07/2002	16,719,496	16,719,496	(a)
FEDERAL HOME LOAN MORTGAGE CORP. REMIC	N/A	09/15/2005	551	3,745	(b)
FEDERAL HOME LOAN MORTGAGE CORP. REMIC	N/A	07/15/2006	3,384	10,356	(b)
FEDERAL HOME LOAN MORTGAGE CORP.	6.000	12/01/2008	136,541	143,297
FEDERAL HOME LOAN MORTGAGE CORP.	7.500	11/01/2008	361,493	348,258
FEDERAL HOME LOAN MORTGAGE CORP.	8.000	08/01/2003	705,139	687,682
FEDERAL HOME LOAN MORTGAGE CORP.	6.590	09/01/2002	869,992	869,992
FEDERAL HOME LOAN MORTGAGE CORP.	1.970	11/07/2002	12,782,828	12,782,828	(a)
FEDERAL HOME LOAN MORTGAGE CORP.	5.500	07/15/2006	13,773,962	13,567,092
FEDERAL HOME LOAN MORTGAGE CORP.	7.375	05/15/2003	13,215,663	13,940,852
FEDERAL HOME LOAN MORTGAGE CORP.	6.875	01/15/2005	13,909,926	14,434,346
FEDERAL HOME LOAN MORTGAGE CORP.	8.000	10/15/2010	21,129,008	21,942,660
FEDERAL HOME LOAN MORTGAGE CORP.	3.450	01/03/2002	39,992,444	39,992,444	(a)
FEDERAL HOME LOAN MORTGAGE CORP.	3.500	09/15/2003	41,804,370	41,787,660
FEDERAL HOME LOAN MORTGAGE CORP.	4.500	06/15/2003	43,569,155	44,461,189
FEDERAL HOME LOAN MORTGAGE CORP.	1.760	04/29/2002	61,843,214	61,843,214	(a)
FEDERAL HOME LOAN MORTGAGE CORP.	3.640	03/15/2002	8,438,639	8,438,639	(a)
FEDERAL NATIONAL MORTGAGE ASSOC.	7.000	06/18/2013	2,588,893	2,697,766
FEDERAL NATIONAL MORTGAGE ASSOC.	5.500	02/15/2006	4,026,045	4,090,331
FEDERAL NATIONAL MORTGAGE ASSOC.	9.000	08/01/2010	6,278,835	6,392,220
FEDERAL NATIONAL MORTGAGE ASSOC.	4.440	03/22/2002	8,914,000	8,914,000	(a)
FEDERAL NATIONAL MORTGAGE ASSOC.	9.000	03/01/2011	13,054,098	13,393,084
FEDERAL NATIONAL MORTGAGE ASSOC.	6.250	11/15/2002	14,948,861	15,555,450
FEDERAL NATIONAL MORTGAGE ASSOC.	2.520	08/23/2002	19,974,732	19,974,732	(a)
FEDERAL NATIONAL MORTGAGE ASSOC.	3.380	05/03/2002	20,417,595	20,417,595	(a)
FEDERAL NATIONAL MORTGAGE ASSOC.	2.190	04/18/2002	20,864,555	20,864,556	(a)
FEDERAL NATIONAL MORTGAGE ASSOC.	1.830	05/30/2002	21,834,279	21,834,279	(a)
FEDERAL NATIONAL MORTGAGE ASSOC.	6.000	12/15/2005	36,209,719	37,119,201

See accompanying notes to Schedule of Assets on page 19.

(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2001

Description	Rate of Interest	Maturity	Cost	Market

U.S. Government Securities

U.S. Government and Agency Debt Obligations (continued)

FEDERAL NATIONAL MORTGAGE ASSOC.	2.380%	03/14/2002	$41,802,600	$41,802,600	(a)
FEDERAL NATIONAL MORTGAGE ASSOC.	4.375	10/15/2006	47,802,111	47,017,440
FEDERAL NATIONAL MORTGAGE ASSOC.	7.000	07/15/2005	49,262,708	50,571,399
FEDERAL NATIONAL MORTGAGE ASSOC.	7.125	02/15/2005	53,730,563	56,211,288
FEDERAL NATIONAL MORTGAGE ASSOC. REMIC	6.123	05/25/2014	5,259,595	5,344,638
GOVERNMENT NATIONAL MORTGAGE ASSOC.	9.500	12/15/2009	1,548,623	1,549,297
GOVERNMENT NATIONAL MORTGAGE ASSOC.	9.500	12/15/2009	1,648,469	1,678,705
GOVERNMENT NATIONAL MORTGAGE ASSOC.	9.000	08/15/2009	5,336,195	5,295,743
GOVERNMENT NATIONAL MORTGAGE ASSOC.	7.500	02/15/2009	5,414,503	5,668,310
GOVERNMENT NATIONAL MORTGAGE ASSOC.	9.000	12/15/2009	9,358,998	9,386,191
GOVERNMENT NATIONAL MORTGAGE ASSOC.	9.500	12/15/2009	9,634,042	9,729,636
GOVERNMENT NATIONAL MORTGAGE ASSOC.	7.500	12/15/2012	18,693,800	19,658,970
GOVERNMENT NATIONAL MORTGAGE ASSOC.	9.000	11/15/2017	20,054,387	20,802,988
GOVERNMENT NATIONAL MORTGAGE ASSOC.	9.000	12/15/2009	35,564,226	36,354,304
STUDENT LOAN MARKETING ASSOC.	5.000	06/30/2004	59,687,627	60,641,965
UNITED STATES TREASURY NOTES	5.750	11/15/2005	65,138,176	65,952,821

Total U.S. Government and Agency Debt Obligations			899,387,529	911,976,748

See accompanying notes to Schedule of Assets on page 19.

(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2001

Description
	Units	Cost	Market
U.S. Savings Bonds (Series E and EE)

1962 US SAVINGS BOND E SERIES	72	$1,350	$14,782
1963 US SAVINGS BOND E SERIES	74	1,388	15,230
1964 US SAVINGS BOND E SERIES	112	2,100	22,799
1965 US SAVINGS BOND E SERIES	114	2,138	19,591
1972 US SAVINGS BOND E SERIES	1,363	25,556	167,903
1973 US SAVINGS BOND E SERIES	2,018	37,838	245,578
1974 US SAVINGS BOND E SERIES	2,955	55,406	343,644
1975 US SAVINGS BOND E SERIES	3,966	74,363	453,849
1976 US SAVINGS BOND E SERIES	4,827	90,506	543,645
1977 US SAVINGS BOND E SERIES	6,607	123,881	709,460
1978 US SAVINGS BOND E SERIES	11,136	208,800	935,067
1979 US SAVINGS BOND E SERIES	17,192	322,350	1,381,865
1980 US SAVINGS BOND EE SERIES	7,007	350,350	1,630,801
1981 US SAVINGS BOND EE SERIES	7,512	375,600	1,517,803
1982 US SAVINGS BOND EE SERIES	8,513	425,650	1,613,500
1983 US SAVINGS BOND EE SERIES	15,403	770,150	2,452,687
1984 US SAVINGS BOND EE SERIES	16,286	814,300	2,354,942
1985 US SAVINGS BOND EE SERIES	23,837	1,191,850	3,191,187
1986 US SAVINGS BOND EE SERIES	67,431	3,371,550	8,544,564
1987 US SAVINGS BOND EE SERIES	72,909	3,645,450	8,152,281
1988 US SAVINGS BOND EE SERIES	85,092	4,254,600	9,088,616
1989 US SAVINGS BOND EE SERIES	123,358	6,167,900	12,658,016
1990 US SAVINGS BOND EE SERIES	127,432	6,371,600	12,378,556
1991 US SAVINGS BOND EE SERIES	135,447	6,772,350	12,417,546
1992 US SAVINGS BOND EE SERIES	211,659	10,582,950	18,252,391
1993 US SAVINGS BOND EE SERIES	150,292	7,514,600	11,549,409
1994 US SAVINGS BOND EE SERIES	127,353	6,367,650	9,182,804
1995 US SAVINGS BOND EE SERIES	51,724	2,586,200	3,562,675
1996 US SAVINGS BOND EE SERIES	430	21,500	26,887
1997 US SAVINGS BOND EE SERIES	668	33,400	40,896
1998 US SAVINGS BOND EE SERIES	1,163	58,150	68,023
1999 US SAVINGS BOND EE SERIES	216,250	10,812,500	12,095,456
2000 US SAVINGS BOND EE SERIES	222,489	11,124,450	11,880,516
2001 US SAVINGS BOND EE SERIES	236,988	11,849,400	11,998,898

Total U.S. Saving Bond (Series E and EE)		96,407,826	159,511,867

Total U.S. Government Securities		995,795,355	1,071,488,615

See accompanying notes to Schedule of Assets on page 19.

(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2001

Description	Rate of Interest	Maturity	Cost	Market

Corporate Debt Instruments - Preferred

BANK ONE CORP.	6.400%	08/01/2002	$2,899,349	$2,968,092
BANK ONE CORP.	2.581	01/07/2002	7,499,930	7,500,083
GOLDMAN SACHS GROUP LP	7.875	01/15/2003	7,330,364	7,591,282
MERRILL LYNCH & CO	5.710	01/15/2002	4,573,632	4,580,399
MIDAMERICAN ENERGY CO	7.375	08/01/2002	4,996,569	5,136,405

Total Corporate Debt Instruments - Preferred			27,299,844	27,776,261

Corporate Debt Instruments - Other

DAIMLERCHRYSLER AG	1.990	09/16/2002	5,000,000	4,962,835
GEORGIA-PACIFIC GROUP	9.950	06/15/2002	1,563,705	1,578,434
OCCIDENTAL PETROLEUM CORP.	6.750	11/15/2002	4,991,151	5,166,805

Total Corporate Debt Instruments - Other			11,554,856	11,708,074

Loans to Participants
		1 Month to
* VARIOUS (71,439 loans)	6.000-12.000	15 years	433,797,511	433,797,511

See accompanying notes to Schedule of Assets on page 19.

(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2001

Description	Rate of Interest	Maturity	Cost	Market

Loans Secured by Mortgages

ADVANTA MORTGAGE LOAN TRUST	6.300%	07/25/2025	$ 1,236,640	$ 1,269,883
ARRAN MASTER TRUST	2.010	03/15/2005	3,500,000	3,497,795
ASSET SECURITIZATION CORP.	6.500	02/14/2041	6,140,550	6,268,822
CAPITAL ASSET RESEARCH FUNDING LP	6.400	12/15/2004	762,215	762,266
CAPITAL AUTO RECEIVABLES ASSET TRUST	6.460	07/15/2006	2,999,592	3,096,540
CAPITAL AUTO RECEIVABLES ASSET TRUST	4.600	09/15/2005	14,458,508	14,735,235
CHASE CREDIT CARD MASTER TRUST	1.996	02/15/2007	10,000,000	10,005,584
CIT RV TRUST	5.780	07/15/2008	4,821,754	4,876,504
COMPU CREDIT CARD MASTER TRUST	2.116	03/15/2007	3,000,000	3,000,025
DISCOVER CARD MASTER TRUST I	5.900	10/15/2004	9,733,601	9,834,357
DISCOVER CARD MASTER TRUST I	5.300	11/16/2006	18,966,057	19,438,045
FIRST USA CREDIT CARD MASTER TRUST	2.010	11/20/2006	1,000,000	1,000,310
FORD CREDIT AUTO OWNERS TRUST	1.986	07/17/2006	600,000	600,155
FORD CREDIT AUTO OWNERS TRUST	4.720	12/15/2005	2,664,469	2,699,450
FORD CREDIT AUTO OWNERS TRUST	4.310	06/15/2005	3,549,803	3,593,820
FORD CREDIT AUTO OWNERS TRUST	1.986	08/15/2004	3,900,000	3,900,000
FORD CREDIT AUTO OWNERS TRUST	7.090	11/17/2003	7,804,208	8,014,782
GREEN TREE FINL. SVCS. CORP. SERIES 1993-1	6.900	04/15/2018	2,161,361	2,205,296
GS MORTGAGE SECURITIES CORP.	6.940	07/13/2030	1,559,255	1,581,122
HOLMES FINANCING PLC	2.570	07/15/2005	2,000,000	1,990,140
LEHMAN FHA TITLE I LOAN TRUST	7.300	05/25/2017	290,330	294,016
MBNA CREDIT CARD TRUST	2.026	02/15/2007	7,000,000	7,034,225
MBNA MASTER CARD TRUST II	1.976	11/15/2005	4,000,000	4,001,240
MELLON BANK PREMIER FINANCIAL MASTR TRUST	2.050	06/15/2006	2,000,000	2,001,402
METRIS MASTER TRUST	2.143	01/22/2007	4,000,000	4,002,528
PREMIER AUTO TRUST	6.270	04/08/2003	1,778,289	1,793,425
PROVIDENT BANK HOME EQUITY LOAN TRUST	7.180	04/21/2013	1,315,996	1,371,599
PROVIDIAN GATEWAY MASTER TRUST	2.116	03/15/2007	5,000,000	5,000,891

See accompanying notes to Schedule of Assets on page 19.

(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2001

Description	Rate of Interest	Maturity	Cost	Market

Loans Secured by Mortgages (continued)

SUPERIOR WHOLESALE INVENTORY FINANCING TRUST	1.986%	01/16/2006	$5,000,000	$4,997,070
TOYOTA AUTO RECEIVABLES	1.966	12/15/2005	2,000,000	2,000,017

Total Loans Secured by Mortgages			133,242,628	134,866,544

Other

Non-Interest Bearing Cash	N/A	N/A	365,392	365,392

Total Investments			$16,997,780,774	$25,542,339,512

Notes to Schedule of Assets:

*      Represents a party in interest to the Plan.
**   Funds managed by GEAM, a wholly owned subsidiary of General Electric Company.
(a)   These are discounted instruments. The indicated rate of interest represents effective yield.
(b)   These are interest only investments. The rate of interest is not applicable.